[ Janus Letterhead ]

April 29, 2016

VIA EDGAR

Mr. Asen Parachkevov, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”)

1933 Act File No. 033-63212

1940 Act File No. 811-07736

Post-Effective Amendment No. 78

Dear Mr. Parachkevov:

On behalf of the Registrant and its portfolios (each, a “Portfolio” and collectively, the “Portfolios”), the purpose of this letter is to respond to your comments made by telephone on April 6, 2016 with respect to the Registrant’s Post-Effective Amendment No. 78 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 19, 2016. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses to Staff comments, are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other prospectuses and statements of additional information.

Response:  The Registrant acknowledges the comment and confirms that it has complied.

Prospectus Comments

2.	Staff Comment: Referring to the Principal Investment Strategies section of the summary prospectus for Flexible Bond Portfolio, the Staff noted that the Portfolio’s investments in bonds may include government notes and bonds, corporate bonds, convertible bonds, commercial and residential mortgage-backed securities, and zero-coupon bonds. The Staff asked the Registrant whether the Principal Investment Risks section of the Portfolio’s summary prospectus should be updated to reflect the risks related to these investments, particularly with respect to the Portfolio’s investments in zero-coupon bonds.

Response :  The Registrant believes that the Fixed-Income Securities Risk factor in the Principal Investment Risks section of the Portfolio’s summary prospectus adequately addresses the risks related to the above-referenced investments. The Registrant has not added additional disclosure regarding the risks of investing in zero-coupon bonds because the Portfolio has not historically made such investments and does not have an immediate intention to do so.

3.	Staff Comment: Referring to the Principal Investment Risks section of the summary prospectus for Flexible Bond Portfolio, the Staff noted a discussion of debtor-in-possession loans in the Loan Risk factor. The Staff asked the Registrant to consider updating the Principal Investment Strategies section of the Portfolio’s summary prospectus to include a discussion of such investments.

Response:  The Registrant has removed the discussion of debtor-in-possession loans from the Loan Risk factor.

4.	Staff Comment: Referring to the Principal Investment Strategies section of Flexible Bond Portfolio’s summary prospectus, the Staff asked the Registrant to confirm what parts of this section would be updated by amendment.

Response:  The Registrant confirms that the placeholder for information regarding the weighted average maturity of the Portfolio will be updated by amendment.

5.	Staff Comment: The Staff informed the Registrant that the Division of Investment Management of the Securities and Exchange Commission (“SEC”) had released Guidance Update No. 2016-02 on Fund Disclosure Reflecting Risks Related to Current Market Conditions in March 2016.

Response:  The Registrant acknowledges the comment.

6.	Staff Comment: The Staff asked the Registrant to confirm that Global Bond Portfolio is a “New Fund,” as defined in Form N-1A.

Response:  The Registrant confirms that the Portfolio is a New Fund, as defined in Form N-1A.

7.	Staff Comment: The Staff noted that footnote 2 to the Fees and Expenses table for Global Bond Portfolio states that Janus Capital Management LLC’s ability to recover from the Portfolio fees and expenses previously waived or reimbursed “could then be considered a deferral, if the Portfolio’s expense ratio, including recovered expenses, falls below the expense limit.” The Staff asked the Registrant to consider revising this language and explained that the Staff’s position on recoupment is that an adviser may not recoup previously reimbursed and/or waived expenses unless expenses at the time of recoupment are less than the previously capped amounts.

Response:  The Registrant has removed the above-referenced language regarding deferral from footnote 2 to the Fees and Expenses table for the Portfolio.

8.	Staff Comment: With respect to Global Bond Portfolio, the Staff asked the Registrant to consider adding disclosure to clarify the “global” nature of the Portfolio’s investments. In this regard, the Staff noted its position that funds with the word “global” in their names should invest at least 40% of their assets in non-U.S. investments and/or invest a significant portion of their assets in such investments.

Response:  The Registrant believes that the disclosure related to the global nature of the Portfolio’s investments is consistent with Investment Company Institute (“ICI”) Memorandum 26215 regarding SEC Staff Comments on Fund Names (35d-1) (June 4, 2012). In particular, the Registrant notes that the disclosure in the Principal Investment Strategies section of the Portfolio’s summary prospectus states that the Portfolio “invests in corporate debt securities of issuers in a number of different countries” and that the Portfolio “invests in securities of issuers that are economically tied to developed and emerging market countries.”

9.	Staff Comment: The Staff noted that its position is that a fund should not rely solely on an issuer’s jurisdiction of organization in determining whether such issuer is economically tied to another country.

Response:  The Registrant acknowledges the Staff’s comment.

10.	Staff Comment: With respect to Global Bond Portfolio, the Staff noted that the Fund may invest in securities of other investment companies, including exchange-traded funds, and asked whether acquired fund fees and expenses need to be reflected in the Fees and Expenses table.

Response:  The Registrant notes that the Portfolio’s estimated acquired fund fees and expenses are deemed immaterial for separate disclosure since they are expected to amount to less than 0.01% of the Portfolio’s average annual net assets.

11.	Staff Comment: The Staff noted its position that, to the extent that a fund writes/sells credit default swaps, the fund should segregate the full notional amount of the swap.

Response:  The Registrant acknowledges the Staff’s comment.

12.	Staff Comment: For those Portfolios with 80% policies, the Staff asked the Registrant to supplementally explain how derivatives will be valued pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response:  The Registrant confirms that derivative instruments that provide economic exposure to assets that are consistent with a Portfolio’s name generally will be valued at market value for purposes of measuring compliance with the Portfolio’s 80% investment policy.

13.	Staff Comment: With respect to Global Bond Portfolio, the Staff asked the Registrant to clarify how long the individuals identified in the Management section of the summary prospectus have served as portfolio managers to the Portfolio.

Response:  The Registrant notes that it has not included disclosure on the length of time that the above-referenced individuals have served as portfolio managers to the Portfolio because the Portfolio has not yet commenced operations. The Registrant will update this disclosure following the Portfolio’s commencement of operations.

14.	Staff Comment: Referring to the Principal Investment Strategies section in the summary prospectus for Janus Balanced Portfolio, the Staff noted that the Portfolio may invest in forward currency contracts and asked the Registrant to update the Derivatives Risk factor in the Principal Investment Risks section to reflect such investments.

Response:  The Registrant acknowledges the comment and confirms that the disclosure has been updated.

15.	Staff Comment: Referring to guidance provided by the Staff to the ICI in July 2010 relating to disclosure of investments in derivatives by investment companies, the Staff inquired whether the Registrant had provided appropriate disclosure related to the Portfolios’ investments in derivatives.

Response:  The Registrant confirms that the above-referenced disclosure is reflective of the Portfolios’ anticipated investments in derivatives.

16.	Staff Comment: Referring to the Risks of the Portfolios section of the statutory prospectus, the Staff asked the Registrant to update the Bank Loan Risk factor to state that it may take longer than seven days for transactions in bank loans to settle after trade or sale date. In this regard, the Staff asked the Registrant to add disclosure on how the Portfolios intend to meet short-term liquidity needs that may arise due to this settlement risk. To the extent that a Portfolio’s investments in bank loans is a principal investment strategy, the Staff asked the Registrant to update the Principal Investment Strategies in such Portfolio’s summary prospectus.

Response:  The Registrant acknowledges the comment and confirms that the disclosure has been added. The Registrant also confirms that no Portfolio invests in bank loans as a principal investment strategy.

17.	Staff Comment: The Staff asked the Registrant to update the disclosure in the Investment Personnel section of the statutory prospectus to state Denny Fish’s business experience during the past five years. See Item 10(a)(2) of Form N-1A.

Response:  The Registrant acknowledges the comment and confirms the disclosure has been added.

18.	Staff Comment: Referring to Appendix A to the prospectus for Global Unconstrained Bond Portfolio, the Staff asked the Registrant to confirm that the related accounts included in Appendix A are comprised of accounts managed by the Portfolio’s portfolio managers.

Response:  The Registrant confirms that the related accounts included in Appendix A are managed by the Portfolio’s portfolio managers.

*           *           *

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the SEC or any other person from taking any action with respect to the filings.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.

Donna Brungardt

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